

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 28, 2009

Via U.S. mail and facsimile

John P. Freeman
Chief Financial Officer
Spectrum Control, Inc.
8031 Avonia Road
Fairview, Pennsylvania 16415

      Re: Spectrum Control, Inc.
             Form 10-K for the fiscal year ended November 30, 2008
             Filed February 12, 2009
             File No. 000-08796

Dear Mr. Freeman:

      We have reviewed your response letter dated July 16, 2009 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Base Salary, page 11

1.   Regarding the first paragraph of your response to prior comment 3, please confirm that in future filings you will clarify the extent to which the Compensation Committee relies upon peer group and survey data when determining the base salaries of named executives and explain how the Committee evaluates and considers the other elements that you list on page 11,

such as individual performance. From your current disclosure in this section, it is unclear that "applicable peer group and survey data are the most significant factors in determining the base salaries of the named executives."

*   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3314 if you have questions regarding these comments.

Sincerely,

Daniel Morris
Special Counsel